UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Volt Information Sciences, Inc.
(Name of Subject Company (Issuer))

Vega MergerCo, Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Vega Consulting, Inc.
(Name of Filing Persons (Parent))

Rajiv Sardana
(Name of Filing Persons (Affiliate of Parent and Offeror))

Common Stock, par value $0.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number of Class of Securities)

Vega MergerCo, Inc.
c/o Vega Consulting, Inc.
2400 Meadowbrook Parkway
Duluth, Georgia 30096
Attention: Sanjeev Sardana
Telephone: (770)-493-5588
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Michael A. Cochran
Kilpatrick Townsend & Stockton LLP
1100 Peachtree Street NE
Suite 2800

Atlanta, Georgia 30309-4528
(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on March 25, 2022 by Vega MergerCo, Inc., a New York corporation (the “Offeror”), Vega Consulting, Inc., a Delaware corporation and the sole stockholder of the Offeror (“Parent”) and Rajiv Sardana, an affiliate of Parent and Offeror. The Schedule TO relates to the tender offer by Offeror for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Volt Information Sciences, Inc., a New York corporation (“Volt”), at a price of $6.00 per Share, in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by deleting the entire subsection entitled “Legal Proceedings” and replacing it with the following subsection:

“Legal Proceedings. On March 31, 2022, a purported shareholder of Volt, Denise Redfield, filed a complaint in the United States District Court for the Eastern District of New York, captioned Redfield v. Volt Information Sciences, Inc., et al., Case No. 1:22-cv-01816-EK-RER, against Volt and the members of the Company Board. On April 1, 2022, another purported shareholder of Volt, Jeffrey Justice, II, filed a complaint in the United States District Court for the Eastern District of Pennsylvania, captioned Justice v. Volt Information Sciences, Inc., et al., Case No. 2:22-cv-01250, against Volt and the members of the Company Board. The complaints allege that Volt and its directors violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated under the Exchange Act, by, among other things, allegedly misstating or omitting certain supposedly material information in the Schedule 14D-9 filed by Volt with the United States Securities and Exchange Commission on March 25, 2022 in connection with the Offer. The complaints in these actions generally seek, among other things, injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission in the event of consummation of the Transactions, injunctive relief directing the members of the Company Board to file a solicitation statement that does not contain any alleged untrue statements of material fact or omit material information, declaratory relief, and certain fees and expenses. Neither the Offeror, Parent nor Rajiv Sardana is a party to any litigation referenced in this Section 15.

The outcome of these lawsuits cannot be predicted with certainty. However, Volt has indicated that it believes that the plaintiffs’ allegations lack merit and that it intends to vigorously defend against them. If additional similar complaints are filed, absent new or different allegations that are material, neither the Offeror, Parent nor Rajiv Sardana intends to announce such additional filings.”

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraph before the last paragraph of the subsection entitled “Antitrust Compliance”:

“The required waiting period with respect to the Offer and the Merger expired at 11:59 P.M., New York City Time, on April 4, 2022. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. Because the HSR Act waiting period has expired, completion of the Merger will not require any additional filings under the HSR Act if Offeror owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEGA CONSULTING, INC.:

By:	/s/ RAJIV SARDANA
	Name:	Rajiv Sardana
	Title:	President and Chief Executive Officer

VEGA MERGERCO, INC.:

By:	/s/ RAJIV SARDANA
	Name:	Rajiv Sardana
	Title:	President and Chief Executive Officer

RAJIV SARDANA:

/s/ RAJIV SARDANA

Dated: April 5, 2022

EXHIBITS INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 25, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal, on March 25, 2022.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Joint Press Release, dated March 14, 2022 (incorporated by reference to Exhibit 99.1 to Volt’s Current Report on Form 8-K, filed on March 14, 2022).*

(b)	Commitment Letter, dated March 12, 2022, by and among American CyberSystems, Inc., Bank of America, N.A., Fifth Third Bank, National Association, BMO Harris Bank, N.A. and BofA Securities, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2022, by and among Parent, the Offeror and Volt (incorporated by reference to Exhibit 2.1 to Volt’s Current Report on Form 8-K, filed on March 14, 2022).*

(d)(2)	Tender and Support Agreements, dated as of March 12, 2022, by and among Parent, the Offeror and certain stockholders (the form of Tender Support Agreement incorporated by reference to Exhibit 99.2 to Volt’s Current Report on Form 8-K, filed on March 14, 2022).*

(d)(3)	Confidentiality Agreement, dated as of December 30, 2021, by and between Volt and American CyberSystems, Inc.*

(d)(4)	Confidentiality Agreement, dated as of March 11, 2022, by and between Volt and American CyberSystems, Inc.*

(d)(5)	Exclusivity Agreement, dated as of February 10, 2022, by and between Volt and American CyberSystems, Inc.*

(d)(6)	Guaranty, dated as of March 12, 2022, by and between American CyberSystems, Inc. and Volt.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*            Previously filed.